July 25, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust

  Registration Statement on Form N-14

  (File No. 333-218837)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of July 26, 2017, or as soon thereafter as practicable.

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Sincerely,

NUVEEN INVESTMENT TRUST

By:      /s/ Kathleen L. Prudhomme

Name: Kathleen L. Prudhomme

Title:   Vice President and Secretary

Acceleration Request for Nuveen Investment Trust